Exhibit 1

•	Stock Listing Information

Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange)

Ticker: CLH

•	Investor Relations

Pablo Gutiérrez

+57 (1) 603-9051

E-mail: pabloantonio.gutierrez@cemex.com

THIRD QUARTER RESULT

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy,” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries (together, the “CLH Group”), include, but are not limited to, the cyclical activity of the construction sector; the CLH Group’s exposure to other sectors that impact the CLH Group’s business, such as, but not limited to, the energy sector; competition in the markets in which the CLH Group offers its products and services; availability of raw materials and related fluctuating prices; general political, social, economic, health and business conditions in the markets in which the CLH Group operates or that affect its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CLH Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CLH, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior notes and CEMEX’s other debt instruments; the CLH Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CLH Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CLH Group’s and CEMEX’s cost of capital; loss of reputation of the CLH Group’s brands; the CLH Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from the CLH Group’s cost-reduction initiatives and implement the CLH Group’s pricing initiatives for the CLH Group’s products; the increasing reliance on information technology infrastructure for the CLH Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CLH Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CLH Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CLH Group’s business. The information contained in this report is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CLH Group’s prices for the CLH Group’s products.

CEMEX Latam Holdings, S.A. and subsidiaries Copyright.

2021 Third Quarter Results	Page 2

Consolidated net sales during the third quarter of 2021 increased by 14% on a like-to-like basis adjusting for foreign exchange fluctuations, compared with those of the third quarter of 2020. Higher volumes in Costa Rica, Nicaragua, and Panama, as well as higher prices in Costa Rica and the Rest of CLH region, were the main drivers of the improvement.

Cost of sales as a percentage of net sales increased by 1.1pp during the quarter, from 58.2% in 3Q20 to 59.3% in 3Q21.

Operating expenses as a percentage of net sales declined by 1.7pp during the quarter, from 26.6% in 3Q20 to 24.9% in 3Q21.

Operating EBITDA during the third quarter of 2021 increased by 12% on a like-to-like basis, compared with that of the third quarter of 2020. The growth was due to higher contributions from Panama, Costa Rica, and the Rest of CLH region.

Operating EBITDA margin during the third quarter of 2021 declined by 0.4pp compared with that of the third quarter of 2020. The positive effect from higher volumes and prices was offset by higher variable costs.

Controlling interest net loss during the third quarter was US$11 million, compared with a loss of US$109 million during the same quarter of 2020. The improvement was mainly due to higher Operating earnings before other expenses, and lower Other expenses, despite higher Income tax. During 3Q20, the Other expenses line reflects an impairment of goodwill and idle assets for a total of US$121 million.

Net debt declined US$55 million from June to September, reaching US$558 million at the end of the quarter.

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 3

In Colombia, we estimate that our quarterly cement volumes slightly underperformed the industry on a year-over-year basis mainly due to our pricing strategy and competitive dynamics. In our ready-mix business, volumes improved 31% on a sequential basis, mainly due to a recovery in formal-sector activity and a base effect stemming from the protests that occurred mainly in May.

We believe the outlook for cement volumes remains favorable, supported by record home sales, the resilience of the self-construction sector, the execution of the existing 4G highway projects, as well as the rollout of new infrastructure programs.

In Panama, our cement, ready-mix and aggregates volumes showed strong growth during the quarter mainly due to an easy base of comparison in the same period of 2020, which was impacted by COVID-19 restrictions. However, industry cement volumes during the quarter remained weak, below those of 2019.

Our cement plant in the country is now a very relevant component of our regional trading network. We continued exporting clinker and cement to nearby markets with supply shortages. Please note that our sales of domestic clinker and exports are not included in the table above which refers to volume and price variations of “Domestic gray cement”.

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 4

In Costa Rica, our cement volumes during the third quarter increased by 23% on a year-over-year basis. The positive volume trend in the industry continued during the quarter, mainly driven by the infrastructure and housing sectors. Our quarterly cement prices improved by 3% year-over-year and by 1% sequentially, in local currency terms.

Our cement footprint in the country is also a very relevant component of our regional trading network. We continued exporting during the quarter, mainly to our operations in Nicaragua. Please note that sales of domestic clinker and exports are not included in the table above which refers to volume and price variations of “Domestic gray cement”.

In the Rest of CLH region, our cement volumes during the quarter improved by 3% on a year-over-year basis, mainly driven by higher volumes in Nicaragua.

In Guatemala, our cement volumes during the quarter declined on a year-over-year basis mainly due to bad weather, social protests, and our pricing strategy in the country. Our cement prices improved by 5% year-over-year and 2% sequentially, in local-currency terms.

In Nicaragua, our cement volumes were driven mainly by the self-construction sector and by government-sponsored projects. Going forward, socio-political risk in the country could increase after the presidential elections scheduled for this November.

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 5

Our free cash flow reached US$83 million year-to-date September, 25% higher on a year-over-year basis. The improvement was mainly driven by higher EBITDA and lower financial expense, as well as a positive effect in working capital investment.Our Net financial expense declined by US$7.1 million year-to-date September, on a year-over-year basis.

The Taxes paid line includes tax refunds in Colombia for ~US$6.6 million during the third quarter of 2021. During the year 2020, the Taxes paid line includes tax refunds in Colombia for a total of ~US$19.7 million, ~US$16 million during the second quarter and ~US$3.7 million during the third quarter.

Net Debt decreased by US$101 million year-over-year. The net-debt-to-EBITDA ratio improved to 2.7x as of September 2021, from 3.7x as of September 2020, due to higher EBITDA and lower debt.

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 6

We are guiding to a Strategic CAPEX of US$20 million for 2021. US$12 million is related to the development of our overall Maceo cement plant project in Colombia.

[1]	Reflects current expectations

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 7

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in thousands of U.S. Dollars, except per share amounts

‘

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 8

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 9

Operating Summary per Country

in thousands of U.S. dollars

Operating EBITDA margin as a percentage of net sales

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 10

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons

Ready mix in thousands of cubic meters

Per-country volume summary

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 11

Price Summary

Variation in U.S. dollars

Variation in local currency

Consolidated cementvD-lume 4,721 3,919 20% 1,635 1,475 11% Consolidated domestic gray cement volume 4,191 3,634 15% 1,447 1,374 5% Consolidated ready-mix volume 1.34Q 1,173 14% 490 463 6% Console I’d 3te d aggregates vow-l u m e 2,361 2,427 1S% 1,007 931 s% Net sales 691 571 21% 22% 236 209 13% 14% Gross profit 277 229 21% 22% 96 S7 10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 12

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.”

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama, and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, and El Salvador.

Exchange rates

10% 11% as% of net sales 40.056 40.0% Coop 40.7% 41_S% < up] Pirating earnings (loss) before Dither expenses, net 103 69 49% 51% 37 32 18% 20% as Hof net sales 14.9% 12.1% 2.Spp 15.3% 15.2% O. Pep Controlling interest net income (loss) 9 -129 N/A -11 -109 90% Operating EEITDA 160 126 27% 29% 56 51 11% 12% as % of net sales 23.1% 22.0% lollop 23.fl% 24.2% (0.4pp) Free cash flow after maintenance capital expenditures 91 6S 35% 51 40 26% Free cash flow S3 66 25% 46 39 1S% Net debt 55S 659 (15%) 55S 659 (15%) Total debt 5S1 6SS (16%) 531 63S (16%) Ea. run I nags (loss) of c onto n u e d open rations pet r share 0.02 (0.23) N/A (0.02) (0.20) 90% Sharesoutstardingaterdofperiod 569 55S 0% 559 55S 0% Employees 4,097 3,932 4% 4,097 3,932 4%

2021 Third Quarter Results	Page 13

Relevant accounting effects included in the reported financial statements

As previously reported by CEMEX Latam Holdings, S.A., in its consolidated condensed financial statements as of the period ended September 30, 2020 it recognized a non-cash aggregate impairment charge in the income statement of $121.1 million dollars, within the line-item Other expenses, net, of which, an aggregate of $108.2 million related to impairment of goodwill in CLH’s businesses and $12.9 million related to impairment of fixed assets, mainly assets of the cement sector in Panama for $11.1 million and the aggregates business in Colombia for $1.8 million. The goodwill impairment related to CLH’s businesses in Panama ($81.3 million) and Costa Rica ($26.9 million).

The aforementioned non-cash impairment charges were caused by the negative effects on operating results in 2020 created by lockdowns and social distancing measures as well as restrictions on our operations stemming from government regulations in response to the COVID 19 pandemic, as well as the high level of uncertainty regarding the length and consequences of these measures in the different markets where CLH operates. There were no impairment charges in the period ended September 30, 2021. These non-cash charges in 2020 did not impact CLH’s liquidity, Operating EBITDA and cash taxes payable, nevertheless its total assets, net income and equity were affected in such quarter.

2021 Third Quarter Results	Page 14

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures are investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2021 Third Quarter Results	Page 15